UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018.

Commission File Number 001-38172

CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC.

(Translation of registrant’s name into English)

Dongsanhuan Middle Road

#1 Building Unit 1 Room 1501 Unit 13-14,

Chaoyang District, Beijing, People’s Republic of China 100020

Tel: +86 010 59817999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On December 21, 2018 Beijing time, China Internet Nationwide Financial Services Inc. (the “Company”) held its Annual Meeting of Stockholders (the “Annual Meeting”). A total of 16,642,071 shares of common stock constituting a quorum, were represented in person or by valid proxies at the Annual Meeting. The final results for each of the matters submitted to a vote of stockholders at the Annual Meeting, as set forth in the Proxy Statement, filed with the Securities and Exchange Commission on December 7, 2018, are as follows:

Proposal 1: The Company’s stockholders elected the following five nominees as directors, to serve until the next Annual Meeting of Stockholders and until their respective successors are duly elected and qualified, by the following vote:

Name	For	Against	Abstain	Broker Non-Votes

Jianxin Lin	16,631,531	8,040	2,500	0
Jinchi Xu	16,631,531	8,040	2,500	0
Sheve Li Tay	16,631,531	8,040	2,500	0
Hong Huang	16,631,531	8,040	2,500	0
Buting Yang	16,631,531	8,040	2,500	0

Proposal 2: The Company’s stockholders voted to ratify the appointment of Marcum Bernstein & Pinchuk LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2018 by the following vote:

For	Against	Abstain	Broker Non-Votes
16,634,031	8,040	0	0

Proposal 3: The Company’s stockholders voted to approve the Company’s 2018 Incentive Compensation Plan by the following vote:

For	Against	Abstain	Broker Non-Votes
16,401,941	235,750	4,380	0

Proposal 4: The Company’s stockholders voted to ratify the compensation of our named executive officers by the following vote:

For	Against	Abstain	Broker Non-Votes
16,634,971	7,100	0	0

Proposal 5: The Company’s stockholders voted to determine the frequency of future advisory votes on the compensation of our named executive officers by the following vote:

1 year	2 years	3 years	Abstain
16,626,291	6,780	5,000	4,000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	December 27, 2018	CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC.

		By:	/s/ Jianxin Lin
		Name:	Jianxin Lin
		Title:	Chief Executive Officer